Exhibit 5
ADB SYSTEMS INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

ADB Systems International Ltd. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.    Dates of Material Change

September 9, 2005 and September 12, 2005.

Item 3.    News Release

Press releases disclosing the nature and substance of the material changes were issued through the facilities of CanadaNewsWire on September 9, 2005 and September 12, 2005 and were filed on SEDAR.

Item 4.    Summary of Material Changes

The Corporation announced on September 9, 2005 that it has appointed KPMG LLP as its auditor, replacing Deloitte & Touche LLP.

The Corporation announced on September 12, 2005 that it had successfully completed its previously announced funding arrangement, securing gross proceeds of $1.2 million (CDN). The Corporation raised the proceeds through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, and members of the Corporation’s senior management and board of directors, including Chris Bulger, Duncan Copeland, Jeff Lymburner, and Jim Moskos. Approximately 10 percent of the proceeds were raised by Corporation insiders.

Item 5.    Full Description of Material Change

Change in Auditor

The Corporation announced on September 9, 2005 that it has appointed KPMG LLP as its auditor, replacing Deloitte & Touche LLP. As mutually agreed upon by both firms, Deloitte & Touche LLP resigned as the Corporation’s auditor effective August 12, 2005. KPMG LLP was appointed auditor at the recommendation of the Corporation’s audit committee following a formal review and selection process. KPMG LLP’s appointment was effective August 12, 2005. The Corporation has filed all appropriate notices with all applicable securities commissions as required by National Instrument 51-102 - Continuous Disclosure Obligations.

Closing of Private Placement

The Corporation announced on September 12, 2005 that it had successfully completed its previously announced funding arrangement, securing gross proceeds of $1.2 million (CDN). The Corporation raised the proceeds through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, and members of the Corporation’s senior management and board of directors, including Chris Bulger, Duncan Copeland, Jeff Lymburner, and Jim Moskos. Approximately 10 percent of the proceeds were raised by Corporation insiders.

Under the terms of the private placement, the investors will be able to convert their debentures at any time during the five-year term into units priced at $0.15, with each unit consisting of one common share and one warrant. Each warrant may be exercised into one common share at the exercise price of $0.20 each at any time over the five-year term. The Corporation will pay debenture holders 11 percent interest per annum for unconverted debentures over the five-year term. Payment of interest to debenture holders during the first year of the financing arrangement will be made through the issuance of a number of shares of the Corporation equal to the interest payable divided by the 20 day weighted average trading price less permitted discount up to a maximum of 974,199 common shares. Accrued interest not satisfied by the issuance of shares will be paid in cash.

As a result of the financing arrangement, the Corporation will issue up to 18,467,532 common shares, including 16,000,000 common shares upon conversion of the debentures, 1,493,333 common shares upon the exercise of broker warrants, which are exercisable at $0.15 for each unit for a period up to five years, and up to 974,199 common shares in lieu of cash interest payments.

A commission of eight percent of the gross proceeds less U.S.-based investments was paid to PowerOne Capital Markets Limited.

Mr. Jeffrey Lymburner, an officer of the Corporation, Mr. Duncan Copeland, a director of the Corporation, Mr. Chris Bulger, a director of the Corporation and Mr. Jim Moskos, an officer of the Corporation subscribed for an aggregate principal amount of $20,000, $60,000, $20,000 and $10,000 of debentures, respectively. The issue of debentures to these individuals is a related party transaction under Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“OSC Rule 61-501”).

The Corporation’s board of directors, including the independent directors, considered the proposed private placement and unanimously passed a resolution approving the terms of the private placement. The insider portion to the private placement is exempt from the valuation and minority approval requirements of OSC Rule 61-501 because the fair market value of the insider private placement is less than 25 percent of the market capitalization of the Corporation. The material change report respecting the initial announcement of the private placement was filed less than twenty-one days prior to closing of the private placement as management felt that closing the private placement as soon as possible following its initial announcement was reasonable in the circumstances. The Corporation has also received conditional approval from the TSX for the private placement.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.    Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9.    Date of Report

September 14, 2005